

A L E X A N D R I A.

Contact: **Joel S. Marcus**
Chief Executive Officer
Alexandria Real Estate Equities, Inc.
(626) 578-9693

ALEXANDRIA REAL ESTATE EQUITIES, INC.
REPORTS
EXECUTION OF KEY SAN FRANCISCO BAY AREA MARKET LEASES

- Company Reports Ground-up Development Project Totaling
Approximately 121,000 Square Feet Will Be Delivered to
Genentech, Inc. in 2006 and
Signs First Lease at Mission Bay -

PASADENA, CA. – June 7, 2006 -- Alexandria Real Estate Equities, Inc. (NYSE: ARE) today announced it has executed a 12-year lease with Genentech, Inc. ("Genentech"), for a ground-up development of an approximately 121,000 square foot four-story facility in South San Francisco, California. The building is scheduled for delivery to Genentech, Inc. in the fourth quarter of 2006. This transaction represents one of five ground-up development projects underway in our key target markets totaling approximately 462,000 square feet as of March 31, 2006, and is a key contributor to an impressive aggregate 75% pre-leasing success rate. The engines of growth in the San Francisco Bay area market and Alexandria's position as a strategic partner to companies such as Genentech and other important life science companies and institutions are highlighted below.

With its market capitalization approximating $85 billion, Genentech is the largest biotechnology company and one of the most successful and profitable in the world. Since inception in 1976, Genentech has pioneered the discovery, development and commercialization of novel biotherapeutics that address significant unmet medical needs. Genentech is also considered the most critical contributor to the birth and phenomenal growth of San Francisco Bay area's biotechnology cluster, which is the largest in the nation.

Alexandria's Center for Translational Research at Mission Bay, containing approximately 154,000 rentable square feet, has successfully attracted key tenant interest during its early phase of construction, most notably by the signing of an approximately 37,000 square foot lease with Sirna Therapeutics, Inc. ("Sirna") a drug discovery company with a major collaboration potentially worth more than $700 million with GlaxoSmithKline. Sirna will be headquartered in the Center, which will also feature, inter alia, premier venture capital firms in an array of elegantly appointed suites and common areas destined to become the "Sand Hill Road of Mission Bay."

(more)

Alexandria is the leader for life science real estate, technical infrastructure and services, capitalizing on the growth of the San Francisco Bay area region, particularly South San Francisco and Mission Bay, two key life science submarkets, through very selective and accretive acquisitions, redevelopments and developments. As of March 31, 2006, our San Francisco Bay area region consisted of 18 properties totaling approximately 1.3 million square feet, including three properties containing spaces under active redevelopment. In addition, as of March 31, 2006, an additional 3.4 million square feet of ground-up pre-development projects were in progress, consisting of approximately 900,000 square feet in South San Francisco clustered around Genentech and Amgen Inc. ("Amgen"), and approximately 2.5 million square feet in Mission Bay clustered around the University of California at San Francisco ("UCSF"). Our leadership position has enabled us to grow with very cost effective bases in these key land parcels.

The San Francisco Bay area region is a very vibrant and healthy life science market, driven by the growth of two of the country's most important biotechnology companies, Genentech and Amgen, both of which are client tenants of Alexandria, together with a broad range of maturing drug discovery and development companies advancing promising medicines through clinical trials. The growth of Genentech's corporate headquarters and workforce to support its commercial success, Amgen's presence and growth through the addition of another 1,000 employees in South San Francisco, and the anticipated success of several dozen well established life science companies located in these two vibrant submarkets will provide solid demand for Alexandria's premier San Francisco Bay area life science real estate franchise. Our development pipeline in South San Francisco is located in major, master-planned campuses with excellent proximity to Genentech, Amgen and the 50+ other life science companies clustered together. The success and growth of many life science companies in South San Francisco, including Genentech and Amgen, will also push demand to our signature development project in Mission Bay.

Our development pipeline at Mission Bay has been and continues to proceed through significant design and entitlement work which will enable us to grow in one of the most promising major life science cluster submarkets in the nation. Mission Bay is a direct beneficiary of the vibrant market in South San Francisco, and is also expected to be a national and international destination for successful life science entities, drawn by the world-class research underway at UCSF's new campus at the heart of this master-planned community. The UCSF campus includes Genentech Hall, a stunning approximately 434,000 square foot office/laboratory facility containing more than 800 researchers in 60 laboratories offering programs in structural and chemical biology, molecular, cell and developmental biology, and advanced microscopy; Rock Hall, with more than 250 researchers in 32 laboratories focusing on programs in genetics and the behavioral and developmental sciences; and QB3, a unique collaboration amongst UCSF, University of California at Berkeley and University of California at Santa Cruz in an approximately 150,000 square foot state-of-the-art facility housing more than 330 researchers in 30 laboratories, exploring powerful new techniques for manipulating vast amounts of biological data using quantitative and biomedical sciences. UCSF continues to expand its presence in Mission Bay, as it completes construction on a new wing for its radiology group in a nearby third-party facility, as well as initiating construction on the Helen Diller Family Cancer Center containing 162,000 square foot proving best-in-class facilities to more than 400 researchers in 46 laboratories.

The confluence of these factors has significantly increased land values spurred by Genentech and Amgen seeking to secure platforms for their future growth in these core markets.

(more)

Alexandria's San Francisco Bay Area assets and operations offer the company stability through its existing life science facilities and a significant growth opportunity through its redevelopment and development pipelines for several years into the future in the most vital sub-markets of this world-class cluster. We believe that our unparalleled depth and breadth of relationships throughout the life science industry together with our nine years of solid performance as a publicly-traded NYSE listed company has contributed to the successful San Francisco Bay area franchise.

Alexandria Real Estate Equities, Inc. is a publicly-traded real estate investment trust focused principally on the ownership, operation, management, acquisition and selective redevelopment and development of properties containing office/laboratory space. Such properties are designed and improved for lease primarily to institutional (universities and independent not-for-profit institutions), pharmaceutical, biotechnology, medical device, life science product, service, biodefense and translational research entities, as well as government agencies. Our portfolio currently consists of 141 properties comprising approximately 9.3 million square feet of office/laboratory space.

This press release contains forward-looking statements, including earnings guidance, within the meaning of the federal securities laws. Our actual results may differ materially from those projected in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained in our Annual Report on Form 10-K and our other periodic reports filed with the Securities and Exchange Commission.

# # #